Exhibit 99.2

Red White & Bloom Releases Update and Advises on Timing of Filing Annual Audited Financial Statements and Management's Discussion and Analysis

TORONTO, May 3, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) previously announced that it did not file its audit in advance of the April 30, 2021 deadline. The Company anticipates filing its 2020 audited financial statements on or before May 31, 2021. As a result of today's announcement, RWB is providing certain 2020 and subsequent financial results:

Certain highlights for 2020 and subsequent to the year end:

•System wide product sales1 for the Company, which excludes RWB Michigan, RWB Florida and RWB Illinois, in the fourth quarter of 2020 were approximately CDN $26.5 million, an increase of 218% over the third quarter and the first full quarter post-closing of the Platinum Vape (“PV”) acquisition;

•RWB closed its acquisition of Acreage Florida, Inc. which included an approximate 114,000 SF facility for cultivation and 8 leased stores. RWB Florida is licensed to operate medical marijuana dispensaries (MMTCs), a processing facility, and a cultivation facility;

•RWB closed on the acquisition of PV, which is licensed in the State of California and has products available in Michigan and Oklahoma with agreements in place to expand to Arizona;

•RWB closed on the acquisition of Mid-American Growers, owners of 3.6 million square foot glass greenhouse in the State of Illinois. The Company has since entered into a definitive agreement to purchase one of only 21 cannabis licenses and operations in Illinois, for consideration of approximately US$45 million;

•RWB has funded US$75 million to PharmaCo, a Michigan based licensed operator that has acquired 18 provisioning centers (dispensaries) and multiple cultivation centers. PharmaCo sales in 2020 were approximately CDN $70 million with 8 stores operating as of the end of 2020;

•RWB has submitted its applications to regulators in the state of Michigan to complete the acquisition of all the assets of PharmaCo, the closing of which is fully funded;

•The Company has raised in excess of US$110 million, in both debt and equity, between January 1, 2020 and April 30, 2021;

•The Company has completed, or has definitive agreements for, the acquisition of THC licensed entities in Michigan, Illinois, Florida, California, and Massachusetts;

•Total consideration for completed and pending mergers and acquisitions exceeds US$250 million;

•Once all acquisitions are closed, RWB, and RWB brands will be available in 6 of the top 10 states in the US, measured by cannabis revenue, with sales in 2020 exceeding $8.8B.

Management Commentary

"Despite our frustration with the delay in releasing our results for 2020, we are thrilled with what we have accomplished over the year, and the first few months of 2021. I see a company that has grown from being an arm’s-length investor in Michigan, to a footprint that will see RWB deploy its house of brand strategy in six of the most coveted cannabis markets in the United States”, said Brad Rogers, Chief Executive Officer and Chairman of RWB. "When I reflect on the foundation we’ve set for this company to build on, including our brand strategy, I see a unique approach to the market. In the last 16 months or so we went public, raised over a hundred million dollars, entered into agreements for over a quarter billion dollars of acquisitions, and closed over half of those already. We have a strategy to rapidly build scale in two of the best limited-license markets in the US, and our previous investments in Michigan have already achieved this. In our brand portfolio, we see PV expanding quickly and decisively, while High Times has sold out every time its released in Michigan.”

Mr. Rogers concluded: "I am incredibly proud of the work our team has accomplished in 2020 and subsequently. Together, we will continue to stay focused on going deeper in our core states, the judicious deployment of capital, and growing our business."

1System wide product sales is a financial measure that is not determined or defined in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").  System-wide product sales represents the sum of direct sales and indirect sales of PV branded products as well as hemp and CBD sales. It does not include PharmaCo, RWB Illinois or RWB Florida results.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.